Mail Stop 4561

December 31, 2008

Hunter Cohen, Chief Financial Officer
Diligent Board Member Services, Inc.
39 West 37th St., 8th Floor
New York, NY 10018

Re: **Diligent Board Member Services, Inc.**
Amendment No. 2 to Registration Statement on Form 10
Filed: December 5, 2008
File No. 000-53205

Dear Mr. Cohen:

We have reviewed your filing and have the following comments. We note that your initial Form 10 filing became effective by operation of law on June 30, 2008, sixty days from the date upon which you filed the registration statement pursuant to Section 12(g) of the Securities Exchange Act of 1934.

Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you have not filed your quarterly reports on Form 10-Q for the quarters ended June 30, 2008 and September 30, 2008. In your response letter, please tell us when you expect to file these periodic reports.

2. We note from disclosure on F-20 that as of September 30, 2008, two officers, one of whom is a director, had outstanding loans with you, which were subsequently repaid with bonuses when you became cognizant of the loan prohibition in Section 13(k) of the

Exchange Act. As you may be aware, upon filing of your initial registration statement, you achieved the status of "issuer" as defined in Section 2 of the Sarbanes-Oxley Act of 2002. Please advise. It appears that risk factor disclosure should be added. Please clarify whether the loans were repaid in cash. Please provide us with copies of your corporate documents authorizing the repayment of the loans through bonuses.

Form 10

Item 1. Business, page 2

Development Timeline, page 3

3.   We note the disclosure regarding your work for AIG SunAmerica Funds. Please confirm to us that AIG SunAmerica Funds is aware of this disclosure in your filing, including the direct quote, or delete such disclosure.

Recent Developments; New Zealand Offering, page 4

4.   Please explain the business purpose for structuring the transaction such that DBMS LLC retained certain Diligent Boardbooks liabilities, and you then loaned DBMS LLC $6.8 million to discharge the liabilities.

5.   Based on your disclosure elsewhere in the registration statement, it appears that the $6.8 million loan to DBMS LLC discussed in the first paragraph is the same as the approximately $3.7 million (net) advanced to DBMS LLC referenced in the bulleted list. If correct, please revise your disclosure to clearly disclose that the two amounts pertain to the same loan, and explain the reason for the disparity in the listed amounts.

6.   Please disclose whether DBMS LLC has any continuing operations.

Market Opportunity, page 6

7.   Please provide us with the relevant portions of the 2006 survey conducted by the US Society of Corporate Secretaries & Governance Professionals you cite. To expedite our review, please clearly mark the source to highlight the applicable portion or section containing the statistic, and cross-reference it to the appropriate location in your registration statement. Also, indicate whether the survey was prepared for you.

Our Product Strengths, page 6

8.   We are unable to locate the 2006 Wall Street Journal article referenced on page 6. Please provide us with a copy.

<u>Item 1a. Risk Factors, page 11</u>

<u>"We currently rely on a single product offering," page 12</u>

9.   The text of this risk factor appears to be generally inconsistent with the heading. Please
        revise, as appropriate.

<u>"We might not be able to obtain additional funding," page 13</u>

10.   Please revise the heading and text of this risk factor so that they are consistent with your
        disclosure on page 29 that your current cash, cash equivalents and short-term investments
        together will only be sufficient to meet your anticipated cash requirements for working
        capital and capital expenditures through April 2009.

<u>"We might not collect our note receivable," page 13</u>

11.   Please expand your disclosure in this risk factor to address:

        •   the number of shares securing the note;
        •   the current value of the shares securing the note;
        •   the number of the shares that have been pledged to secure other obligations and
                the impact that this has on the security interest;
        •   the potential impact on your business if you are unable to collect the note;
        •   the potential impact on your business if you were to receive shares instead of cash
                as payment for the note; and
        •   whether DBMS LLC has any continuing operations and assets.

<u>"Financial, political or economic conditions could adversely affect our revenues," page 14</u>

12.   This risk factor is substantially identical to the immediately following risk factor. As
        such, please delete this risk factor.

<u>"Disruption in credit markets and volatility in equity markets...," page 15</u>

13.   In this risk factor you state that in the absence of a financing commitment prior to the end
        of 2008, you may significantly reduce staff and cut operating expenses, including selling
        and marketing expenses, in order to preserve your available working capital and extend
        the time available to secure adequate funding. Please update this risk factor to reflect
        your current economic situation at the time of the filing of your amended registration
        statement.

Item 2. Financial Information, page 16

Management's Discussion and Analysis of Financial Condition and Results of Operations,
page 16

Liquidity and Capital Resources, page 27

14.   You state that at this time, you believe that your current cash, cash equivalents and short-
       term investments together will be sufficient to meet your anticipated cash requirements
       for working capital and capital expenditures through April 2009. Expand this section to
       state the estimated amount of additional capital that you believe must be obtained to
       enable you to pursue your business plan for 12 months from the date of your amended
       registration statement. Include a more detailed description of how you plan to operate on
       a reduced budget. Explain any known future trends or any known events that will cause
       your future capital requirements to vary from historical ones. See Item 303(a)(1) and (2)
       of Regulation S-K, and Instructions 2 and 5 thereto; see also SEC Release Nos. 34-26831
       and 34-48960.

15.   Please include an estimate of your expected legal, accounting, and other expenses related
       to your reporting obligations.

Item 4. Security Ownership of Certain Beneficial Owners and Management, page 29

16.   Please revise this section to clarify that a person is deemed a beneficial owner if that
       person has the right to acquire beneficial ownership of a security within 60 days. See
       Instruction 1 to Item 403 of Regulation S-K and Rule 13d–3(d)(1).

Item 5. Directors and Executive Officers, page 31

Executive Officers, Directors, and Certain Significant Employees, page 31

17.   For each of your directors, executive officers and significant employees, please make
       sure that you have clearly identified each person's principal occupation and employment
       during the past five years, including the name and principal business of any corporation
       or other organization in which such occupations and employment were carried on and the
       dates the person worked for those organizations. See Item 401(e) of Regulation S-K. In
       addition, please tone down the promotional tone of some of the biographies. For
       example, but without limitation, the statements that Mr. Henry has been involved with
       the Internet since its commercial inception, and that individuals were "instrumental" in
       growing sales, etc.

Item 6. Executive Compensation, page 37

18.   In your amended filing, please update this section to include disclosure for your fiscal
        year ended December 31, 2008. Please make sure to discuss in detail the repayment of
        the loans made to two executives through the issuances of bonuses.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page 38

19.   Your predecessor appears to constitute a promoter. See Rule 405 of Regulation C.
        Please revise this section to include all disclosure required by Item 404(c) of Regulation
        S-K. See Item 404(d) of Regulation S-K. For example, but without limitation, with
        respect to the contribution agreement, state the amount at which the assets were acquired,
        the principle followed in determining such amount, and identify the persons making the
        determination and their relationship, if any, with you or your predecessor.

20.   Please revise this section to disclose the name of each related party and the basis on
        which the party is a related party. See Item 404(a)(1) of Regulation S-K. In addition,
        provide a more detailed description of the related person's interest in the transaction,
        including the related person's position(s) or relationship(s) with, or ownership in, a firm,
        corporation, or other entity that is a party to, or has an interest in, the transaction. See
        Item 404(a)(2) of Regulation S-K. For example, but without limitation, you make several
        references to Diligent Partners in this section, but the basis upon which Diligent Partners
        is a related party is unclear from your disclosure in this section and the body of your
        registration statement.

21.   Please revise your disclosure regarding the loan to DBMS LLC to include all of the
        information required by Item 404(a)(5) of Regulation S-K. For example, but without
        limitation, we note that in this section you do not appear to have disclosed the amount of
        the loan outstanding as of the latest practicable date, the amount of principal paid during
        the periods for which disclosure is provided, and the amount of interest paid during the
        period for which disclosure is provided. In addition, add disclosure regarding the
        security for the loan and the likelihood of repayment.

22.   Please enhance your disclosure in the paragraph discussing your loan to DBMS LLC.
        Provide more detailed disclosure regarding the $3.2 million of liabilities retained by
        DBMS LLC that were satisfied by the holders of such liabilities subscribing for shares of
        your common stock for $0.75 per share in a non-registered offering conducted
        concurrently on December 10, 2007 with your initial public offering on the New Zealand
        Stock Exchange. Also provide more detailed disclosure explaining how, under the terms
        of the subscription agreements between such holders of DBMS LLC liabilities and you,
        the subscribers directed you to apply the cash that would otherwise have been advanced
        to DBMS LLC under the Note and then paid to such subscribers by DBMS LLC to the
        amount due under the subscription agreements. Based on your current disclosure in this
        section, it is unclear why the amount of the loan to DBMS LLC is $6.8 million if you

advanced DBMS LLC $3.4 million, and approximately $3.2 million of liabilities were satisfied through the issuance of equity in the non-registered offering. Moreover, your discussion in this section and the correlating amounts appears to be inconsistent with your discussion in the immediately following paragraph that discusses the purchase of shares by affiliates in the New Zealand offering. Please revise your disclosure, as necessary, to provide a proper explanation and eliminate any inconsistencies.

23.   On page 40, you state that "Certain of the obligations that Diligent acquired in connection with the $6.8 million loan and promissory note were to our affiliates that had loaned approximately $3.2 million to DBMS LLC to develop the Diligent Boardbooks business." Please explain how you acquired obligations in connection with loaning money to DBMS LLC.

Item 10. Recent Sales of Unregistered Securities, page 42

24.   Please disclose the name of the underwriter for your public offering in New Zealand. See Item 701(b) of Regulation S-K. Also disclose the aggregate underwriting discounts or commissions. See Item 701(c) of Regulation S-K.

Financial Statements and Exhibits, page 47

25.   We note your disclosure that on November 20, 2008, LLC agreed to pledge an additional 11,500,000 common shares of Diligent as further collateral for the note receivable. Please file this agreement as an exhibit.

26.   Please file the material leases for your properties as exhibits. See Item 601(b)(10) of Regulation S-K.

27.   With respect to every related party agreement discussed in your registration statement that you have not filed as an exhibit, please provide us with a legal analysis of Item 601(b)(10) of Regulation S-K supporting your decision.

Consolidated Financial Statements, page F-1

General

28.   Please disclose the accounting considerations related to recording the exchange and your presentation of predecessor/successor financial statements. Include references to any relevant guidance.

Consolidated Balance Sheets, page F-3

29.   Please explain to us why the note and accrued interest receivable from an affiliate is presented as an asset rather than as an offset to equity. Refer to authoritative accounting literature as appropriate.

Revenue Recognition, page F-10

30.   We note that you recognize installation revenues upon completion of the installation. Please explain to us how you considered SAB Topic13.A.3.F with respect to your method of recognizing this revenue.

Benefit Plans, page F-24

31.   We note that, on November 8, 2007, you granted four million shares of restricted stock and valued these awards based on the closing price of your stock on December 12, 2007. Please tell us how your valuation complies with paragraph 16 of SFAS 123(R), which requires share based awards to be valued at the fair value on the grant date.

*   *   *   *   *

As appropriate, please amend your document in response to these comments. Your responsive amendment should also include a marked copy of the amended filing that conforms with the provisions of Rule 310 of Regulation S-T. Marked copies such as those in HTML format that show changes within paragraphs help us to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- ▪ the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

You may contact David Edgar, Staff Accountant, at (202) 551-3459 or Mark Shannon, Staff Accountant, at (202) 551-3299, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan S. Jacobson, Staff Attorney, at (202) 551-3428. If you need further assistance, you may contact me at (202) 551-3735.

Sincerely,

Barbara C. Jacobs
Assistant Director

cc: Via Facsimile (816) 292-2001
        Wallace E. Brockhoff, Esq.
        Lathrop & Gage L.C.